Exhibit 99.1

AB Volvo

Press Information

Annual General Meeting of AB Volvo

AB Volvo’s Annual General Meeting will take place on Wednesday, April 4, 2007 at 3.00 PM CET at Lisebergshallen in Göteborg.

Notice of intention to participate in the Meeting must by given either by telephone
+ 46 31 66 00 00, or at Volvo’s website www.volvo.com, or in writing to AB Volvo,

Juridik, 405 08 Göteborg no later than Thursday, March 29, 2007 at 12.00 noon CET. AB Volvo will not arrange any press conference in connection with the Meeting, but the Board of Directors of AB Volvo will be available to answer questions from the media after the Meeting.

There will be a pressroom nearby the Meeting hall.

Mass media that wish to participate in the Meeting, please contact Media

Relations, AB Volvo, at +46 31 66 11 27 or +46 31 66 13 73.

Enclosed is invitation to Annual General Meeting.

Welcome!

AB Volvo

March 5, 2007

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

AB Volvo (publ) Media Relations	Telephone +46 31 66 11 27	Telefax +46 31 66 12 71	Web www.volvo.com
SE-405 08 Göteborg Sweden

ANNUAL GENERAL MEETING OF AB VOLVO (publ)

Shareholders in AB Volvo are hereby invited to attend the Annual General Meeting in Göteborg,Lisebergshallen, entrance from Örgrytev’gen, Wednesday, April 4, 2007, at 3:00 p.m.

Agenda

1.  Opening of the Meeting
2.  Election of Chairman of the Meeting
3.  Verification of the voting list
4.  Approval of the agenda
5.  Election of minutes-checkers and vote controllers
6.  Determination of whether the Meeting has been duly convened
7.  Presentation of the work of the Board and Board committees
8.  Presentation of the Annual Report and the Auditors’ Report as well as the Consolidated Accounts and the Auditors’ Report on the Consolidated Accounts. In connection therewith, the President’s account of the operations
9.  Adoption of the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet
10.  The disposition to be made of the Company’s profits
11.  The discharge of the members of the Board and of the President from liability
12.  Determination of the number of members and deputy members of the Board of Directors to be elected by the Meeting
13.  Determination of the remuneration to be paid to the Board of Directors
14.  Determination of the remuneration to be paid to the Auditors
15.  Election of the Board of Directors

16.  Election of Auditors and Deputy Auditors
17.  Adoption of revised Instructions for the Election Committee and election of members of the Election Committee
18.  The Board of Directors’ proposal for an automatic redemption procedure, including

A. an amendment to the Articles of Association,
B. a share split,
C. a reduction of the share capital through redemption of shares,
D. a bonus issue and
E. an authorization to make adjustments

19.  The Board of Directors’ proposal for a decision on the adoption of a Remuneration Policy for senior executives
20.  The Board of Directors’ proposal for a decision on

A. a share-based incentive program 2007/2008 for senior executives, and
B. the transfer of repurchased shares in the Company to the participants in the program

Motions Point 2: The Election Committee elected at the 2006 Annual General Meeting proposes Sven Unger, lawyer, to be the Chairman of the Meeting.

Point 10: The Board of Directors proposes that a dividend of SEK 25.00 per share shall be paid in cash. April 11, 2007 is proposed as the record date to receive the cash dividend. Payment of the cash dividend is expected to occur through VPC AB (Swedish Central Security Depository) on April 16, 2007. The Board has, by reason of its proposal on the dividend and its proposal under Point 18 below on the adoption of an automatic redemption procedure, made the following statement pursuant to Chapter 18, Section 4 and Chapter 20, Section 8 of the Swedish Companies Act.

The proposed ordinary dividend and the proposed reduction of the share capital for repayment to the shareholders reduces the Company’s solvency from 85.3% to 77.4% and the Group’s, excluding Financial Services, solvency from 43.5% to 37.2%, calculated as per year end 2006. The Board of Directors considers this solvency to be satisfactory with regard to the business in which the Group is active. According to the Board of Directors’ opinion, the proposed ordinary dividend and the proposed reduction of the share capital for repayment to the shareholders will not affect the Company’s or the Group’s ability to fulfil their payment obligations and the Company and the Group are well prepared to handle both changes in the liquidity and unexpected events. The Board of Directors is of the opinion that the Company and the Group have capacity to take future business risks as well as to bear contingent losses. The proposed ordinary dividend and the proposed reduction of the share capital for repayment to the shareholders will not negatively affect the Company’s and the Group’s ability to make further commercially justified investments in accordance with the Board of Directors’ plans.

In addition to what has been stated above, the Board of Directors has considered other known circumstances which may be of importance for the Company’s and the Group’s financial position. In doing so, no circumstance has appeared that does not justify the proposed ordinary dividend and the proposed reduction of the share capital for repayment to the shareholders. If the Annual General Meeting resolves in accordance with the Board of Directors’ proposals regarding ordinary dividend, reduction of the share capital for repayment to the shareholders and bonus issue, SEK 18,680 M will remain of the Company’s non-restricted equity, calculated at year end 2006.

The Board of Directors has the view that the Company’s and the Group’s shareholders’ equity will, after the proposed ordinary dividend and the proposed reduction of the share capital with repayment to the shareholders, be sufficient in relation to the nature, scope and risks of the business.

Had the assets and liabilities not been estimated at their market value pursuant to Chapter 4, Section 14 of the Swedish Annual Accounts Act, the Company’s shareholders’ equity would have been SEK 475,922,222.00 less.

Point 12: The Election Committee proposes nine members and no deputy members.

Point 13: The Election Committee proposes that the fee shall amount to SEK 5,725,000.00 and that it shall be distributed among the members as follows. The Chairman of the Board is awarded SEK 1,500,000.00 and each of the other members SEK 500,000.00, with the exception of the President. Further, the Chairman of the Audit Committee is awarded SEK 250,000.00 and the other two members of the Audit Committee SEK 125,000.00 each and the members of the Remuneration Committee SEK 75,000.00 each. Last year the base fees amounted to SEK 1,350,000.00 to the Chairman and SEK 450,000.00 to each of the other members with the exception of the President and the fees for Committee work were the same. Accordingly, the proposal implies that the base fee to the Chairman and each of the other members is increased by approximately 11%.

Point 14: The Election Committee proposes fees based on invoices for the examination of the accounts and the management and for the audit of the consolidated financial statements.

Point 15: The Election Committee proposes the re-election of Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Finn Johnsson as Chairman, Philippe Klein, Louis Schweitzer and Ying Yeh and the election of Lars Westerberg. Lars Westerberg is the President of Autoliv AB and has previously served as President of Gr’nges and Esab, among other executive positions. He is the Chairman of the Board of Husqvarna AB and a member of the Board of SSAB, Plastal AB and Autoliv AB.

The Election Committee’s proposals in accordance with points 12 and 15 are supported by shareholders representing more than 50% of the total number of votes outstanding.

Point 16: The Election Committee proposes that PricewaterhouseCoopers AB, Authorized Public Accountants, be elected as auditors for a period of three years.

Point 17: The Election Committee proposes that the Annual General Meeting resolve to revise the Instructions for the Election Committee. The proposed changes concern principally the composition of the Election Committee and imply that the Annual General Meeting shall elect the Chairman of the Board and four additional members representing the largest shareholders (“Large Shareholder”), that, if a member represents a shareholder(s) that has/have sold the major part of its/their holding of Volvo shares and thereafter (i) is no longer to be considered a Large Shareholder and (ii) in terms of votes has become significantly smaller than the fourth largest shareholder in the Company measured in terms of votes, the Election Committee may decide to remove that member and, if deemed appropriate, offer another Large Shareholder a seat on the Election Committee, that a member may be replaced if it leaves the Election Committee or if its affiliation with the relevant Large Shareholder ceases and that the Election Committee may offer, in turn in relation to voting strength, other Large Shareholders to appoint a member of the Election Committee so as to reflect in this manner the ownership in the Company. However, the number of members of the Election Committee may never exceed seven and the Election Committee shall determine itself which shareholders should be considered Large Shareholders for the purpose of applying the Instructions. The proposed changes also include an explicit duty for the Election Committee to propose members of the Election Committee.

The Election Committee further proposes that the Chairman of the Board, Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken, SHB Pension Fund, SHB Pensionskassa, SHB Employee Fund and Oktogonen, Lars Förberg, representing Violet Partners LP, Björn Lind, representing SEB Fonder / Trygg Förs’kring and Thierry Moulonguet, representing Renault s.a.s., are elected members of the Election Committee and that no fees shall be paid to the members of the Election Committee.

Point 18: The Board of Directors proposes that the Annual General Meeting resolve to implement a share split and an automatic redemption of shares. The Board’s statement relating to the proposal is presented under Point 10. The share split is also aimed at reducing the value of each trading lot, which should make trading in Volvo shares easier for shareholders with smaller holdings. According to this procedure each share is to be divided into six shares (share split 6:1), each share with a quota value of SEK 1.00, of which one share will be redeemed at SEK 25.00 and, as a result, a total amount of SEK 10,119,964,750.00 will be distributed to the shareholders (calculated on the basis of outstanding shares as per December 31, 2006). To make it possible to distribute funds in an easy and time-efficient way, the Board of Directors further proposes that a bonus issue be implemented by a transfer of SEK 425,684,044.00 from the Company’s non-restricted equity to the share capital. For these reasons, the Board of Directors proposes that the General Meeting decide in accordance with the following proposal. Resolutions adopted by the Annual General Meeting pursuant to Sections A - D below are to be adopted as one single resolution. To be valid, the General Meeting’s resolution must be supported by shareholders holding at least two thirds of both the votes cast and the shares represented at the Meeting.

A. Change of the Articles of Association

The Board of Directors proposes that the wording of the Articles of Association be changed, to the effect that the permitted range of the number of shares be increased from a minimum of 300,000,000 and a maximum of 1,200,000,000 to a minimum of 1,000,000,000 and a maximum of 4,000,000,000 (Section 4).

B. Share split

The Board of Directors proposes that the quota value of the share (the share capital divided by the number of shares) is changed by way of a so called share split, so that each share be divided into six shares, of which one is to be named redemption share in the VPC system and be redeemed in the manner described under Section C below. The record date at VPC AB (the Swedish Central Security Depository) for implementation of the share split is set to April 30, 2007. After implementation of the share split, the number of shares in the Company will increase from 425,684,044 to 2,554,104,264, each share with a quota value of SEK 1.00.

C. Reduction of the share capital for repayment to the shareholders

The Board of Directors proposes that the Annual General Meeting resolve that the share capital of the Company be reduced for repayment to the shareholders by SEK 425,684,044.00 (the reduction amount) by way of redemption of 425,684,044 shares, of which 135,520,326 are shares of Series A and 290,163,718 are shares of Series B. The shares that are to be redeemed are the shares which, after implementation of the share split in accordance with Section B above, are named redemption shares in the VPC system, whereby the record day for the right to receive redemption shares according to Section B above is set to April 30, 2007.

The purpose of the reduction of the share capital is repayment to the shareholders and, to the extent that the reduction of the share capital is implemented by way of redemption of shares held by the Company, for transfer to a fund to be used pursuant to a resolution adopted by the General Meeting.

For each redeemed share (irrespective of the series of shares) a redemption price of SEK 25.00 is to be paid in cash, of which SEK 24.00 exceeds the quota value of the share. In addition to the reduction amount, a total amount of SEK 9,715,166,160.00 (calculated on the basis of the number of outstanding shares at December 31, 2006) will be distributed, by use of the Company’s non-restricted equity. Payment for the redeemed shares is to be made as early as possible, however not later than ten banking days after the Swedish Companies Registration Office’s registration of all resolutions pursuant to Sections A - D.

After implementation of the reduction of the share capital, the Company’s share capital will amount to SEK 2,128,420,220.00 divided on, in total, 2,128,420,220 shares, of which 677,601,630 are shares of Series A and 1,450,818,590 are shares of Series B, each share with a quota value of SEK 1.00. Apart from the reduction of the share capital, the Company’s restricted shareholders’ equity will not be affected.

As its statement pursuant to Chapter 20, Section 13, fourth paragraph of the Swedish Companies Act, the Board of Directors states the following. The resolution on reduction of the share capital for repayment to the shareholders by redemption of shares according to this Section C may be implemented without obtaining the Swedish Companies Registration Office’s or a general court’s permission, since the Company at the same time implements a bonus issue according to Section D below, which implies that neither the Company’s restricted shareholders’ equity, nor its share capital will be reduced. The effect of the reduction of the share capital and of the bonus issue on the Company’s restricted shareholders’ equity and the share capital appears, in so far as concerns the reduction, from what is stated in the preceding paragraph and, in so far as concerns the bonus issue, from what is stated in Section D below.

The Board of Directors’ statement pursuant to Chapter 20, Section 8 of the Swedish Companies Act is presented under Point 10 above.

D. Increase of the share capital by way of a bonus issue

The Board of Directors further proposes that the Annual General Meeting resolve that the share capital of the Company be increased by way of a bonus issue by SEK 425,684,044.00 to SEK 2,554,104,264.00, by a transfer of SEK 425,684,044.00 from the non-restricted equity. No new shares are to be issued in connection with the increase of the share capital.

The number of shares of the Company will, after implementation of the increase of the share capital, be 2,128,420,220, of which 677,601,630 are shares of Series A and 1,450,818,590 are shares of Series B, each share with a quota value of SEK 1:20.

E. Authorization to make adjustments

The Board of Directors proposes that the Annual General Meeting resolve to authorize the Company’s CEO to make such minor adjustments of the resolutions pursuant to Sections A - D above that may be required in connection with the registration of the resolutions by the Swedish Companies Registration Office or VPC AB.

Point 19: The Board proposes that the Annual General Meeting decide to adopt the following Remuneration Policy for senior executives.

This Policy concerns the remuneration and other terms of employment for the Group Executive Committee of the Volvo Group. The members of the Group Executive Committee, including the President and the Executive Vice President are in the following referred to as the “Executives”.

This Policy will be valid for employment agreements entered into after the approval of the Policy by the Annual General Meeting and for changes made to existing employment agreements thereafter.

1. Guiding principles for remuneration and other terms of employment

The guiding principle is that the remuneration and the other terms of employment for the Executives shall be competitive in order to ensure that the Volvo Group can attract and retain competent Executives.
The annual report 2006 sets out details on the total remuneration and benefits awarded to the Executives during 2006.

  2. The principles for fixed salaries
  The Executive’s fixed salary shall be competitive and based on the individual Executive’s responsibilities and performance.
2.  3. The principal terms of variable salary and incentive schemes, including the relation between fixed and variable components of the remuneration and the linkage between performance and remuneration

The Executives may receive variable salaries in addition to fixed salaries. The variable salary may amount to a maximum of 50% of the fixed annual salary.

The variable salary may be based on i.a. the performance of the entire Volvo Group or the performance of the Business Area or Business Unit where the Executive is employed. The performance will be related to the fulfilment of various improvement targets or the attainment of certain financial objectives. Such targets will be set by the Board and may relate to i.a. operating income or cash flow.

On a yearly basis, the Board will evaluate whether a share or share-price related incentive program will be proposed to the Annual General Meeting or not. The Annual General Meeting decides upon such programs. In the report on 2006 operations released on February 2, 2007, it was announced that the Board of Directors has decided to propose that the Annual General Meeting 2007 approve the adoption of a share-based incentive program relating to the financial year 2007.

The Executives are also participating in Volvo’s Profit Sharing Program (VPS), which applies to the majority of the Volvo Group’s employees and which can give a maximum individual result of SEK 8,500.00 per year, provided AB Volvo’s return on equity (ROE) amounts to 20% or more. Results under VPS are principally placed in Volvo shares and they can be disposed of on the individual level after three years, at the earliest.

1.  4. The principal terms of non-monetary benefits, pension, notice of termination and severance pay

2.  4.1 Non-monetary benefits

The Executives will be entitled to customary non-monetary benefits such as company cars and company health care. In addition thereto in individual cases company housing and other benefits may also be offered.

4.2 Pension

In addition to pension benefits which the Executives are entitled to according to law and collective bargaining agreements, Executives resident in Sweden may be offered defined-contribution plans with annual premiums amounting to SEK 30,000.00 plus 20% of the pensionable salary over 30 income base amounts. In the defined-contribution plan, the pension earned will correspond to the sum of paid-in premiums and possible return without any guaranteed level of pension received by the employee. In the defined-contribution plan, no definite retirement date is set.

Some of the Executives have earlier been entitled to defined-benefit pension plans, but the majority of the Executives have re-negotiated these to the new system of defined-contribution plans. In connection therewith, agreements have in some cases been reached on individual adjusting premiums in accordance with actuarial calculations.

Previous pension agreements for certain Executives stipulated that early retirement could be obtained from the age of 60. Such agreements are no longer signed and the majority of the Executives that earlier were entitled to such defined-benefit pension plans have agreed to exchange these for defined-contribution plans without any defined point of time for retirement. The premium amounts to 10% of the pensionable salary plus individual adjusting premiums based on actuarial calculations in some cases.

Executives resident outside Sweden may be offered pension benefits that are competitive in the country where the Executives are resident, preferably defined-contribution plans.

4.3 Notice of termination and severance pay

For Executives resident in Sweden, the termination period from the Company will be 12 months and 6 months from the Executive. In addition thereto, the Executive, provided that termination has been made by the Company, will be entitled to 12 months severance pay.

Executives resident outside Sweden may be offered notice periods for termination and severance payment that are competitive in the country where the Executives are resident, preferably solutions comparable to the solutions applied to Executives resident in Sweden.

5. The Board’s preparation and decision-making on issues concerning remuneration and other terms of employment for the Group Executive Committee

The Remuneration Committee recommends and the Board decides, on the remuneration and other terms of employment for the President and the Executive Vice President. The Remuneration Committee decides on the remuneration and other terms of employment for the other members of the Group Executive Committee, in accordance with the principles decided by the Board.

The Remuneration Committee is further responsible for the review and recommendation to the Board of share and share-price related incentive programs to be decided upon by the Annual General Meeting.

.  6. Deviations from this Policy
.  The Board of Directors may deviate from this Policy, except as regards point 3, third paragraph, if there are specific reasons to do so in an individual case.
.  7. Deviations from an earlier approved Policy
.  This Policy does not contain any material deviations from the Policy approved by the Annual General Meeting 2006.
2.  8. Information on earlier decisions on remuneration that has not become due for payment at the time of the Annual General Meeting’s consideration of this Policy

The decisions already taken on remuneration to the Executives fall within the frames of this Policy, except that some of the Executives have a right to receive 24 months severance pay provided they are above 50 years of age. Further, some Executives have outstanding rights under the employee stock option program under which options were allotted in May 2003. The options may be exercised until May 2008. Information on that program can be found on the Corporate Governance website.

Point 20: A. Since 2004, Volvo has had a yearly recurring share-based incentive program decided by the Annual General Meeting. The Board proposes, after preparation of the proposal by the Remuneration Committee, that the Annual General Meeting also this year resolve to implement a share-based incentive program during the second financial quarter of 2007 (the “Program”) for senior executives within the Volvo Group, including members of the Group Executive Committee and other executives that the Board nominates (“Participants”). The reason for the proposal is that the Board considers it to be in the interest of the Company that the senior executives are given personal incentives that are linked to the financial performance of the Volvo Group. The conditions for the Program are mainly as follows.

1.  1. Under the Program, a maximum of 518,000 Series B shares (“Shares”) can be allotted to a maximum of 240 Participants during the first six months of 2008. The number of Shares to be allotted shall be related to the degree of fulfillment of certain financial goals for the 2007 financial year determined by the Board.
2.  2. Preferential rights to acquire Shares shall accrue to the Participants. The President and CEO Leif Johansson may receive a maximum of 8,000 Shares while the other Participants may receive a maximum of 2,000 - 4,000 Shares each.

3.  3. Participants not resident in Sweden at the time of allotment shall, instead of Shares, receive an amount in cash corresponding to the market value of the Shares at the time of allotment.
4.  4. The Participants shall not pay anything for their rights under the Program.
5.  5. The Shares to be allotted under the Program shall be existing Shares. The Company may fulfill its obligations to deliver Shares under the Program either through a third party, which would acquire and transfer the Shares in its own name, or, subject to the approval by the Annual General Meeting of item B below, by transferring Shares held by the Company (treasury stock).
6.  6. A Participant may receive Shares or cash only, with certain exceptions, if the Participant remains employed within the Volvo Group at the time of allotment.
7.  7. Shares may be transferred on one or more occasions.
8.  8. The Chairman of the Board is entitled to determine additional terms for the Program.
9.  9. Assuming that the maximum amount of Shares (518,000) is allotted, the company’s cost for the Program will amount to a maximum of SEK 287 M including social fees, calculated on a Share price at the implementation of the Program of SEK 480.00.

If the Annual General Meeting approves the proposal made by the Board of Directors of a 6:1 share split combined with redemption of every sixth share and a bonus issue, then all numbers of shares set out above shall be multiplied by five.

B. The Board further proposes that the Annual General Meeting should approve the transfer of Shares in the Company held by the Company itself at any time to the Participants in order to fulfill the Company’s undertakings in accordance with the Program. The advantage for the Company of being able to use treasury shares is that the Company’s cash does not need to be used in order to acquire Shares in the event of an allotment. The terms of the proposal are principally as follows.

1.  1. Not more than 518,000 Shares may be transferred.
2.  2. Preferential rights to acquire Shares shall accrue to the Participants who are entitled to acquire Shares in accordance with the terms and conditions of the Program.
3.  3. The preferential rights of Participants to acquire Shares are to be exercised during the first six months of 2008.
4.  4. The Participants shall not pay anything for the Shares acquired under the Program.
5.  5. Shares may be transferred on one or more occasions.

If the Annual General Meeting approves the proposal made by the Board of Directors of a 6:1 share split combined with redemption of every sixth share and a bonus issue, then the number of shares set out above shall be multiplied by five.

The reason for deviation from shareholders’ preferential rights is to minimize the cash flow effects of fulfilling the commitments under the Program.

If a decision by the Annual General Meeting regarding the Board’s proposal under item B is to be valid, the decision must be supported by shareholders with at least nine-tenths of both the votes cast and the shares represented at the Meeting.

The complete text of the Election Committee’s proposal under Point 17 as regards new Instructions for the Election Committee, the Board’s proposals in accordance with Point 18, 19 and 20 and an information brochure relating to the proposal under Point 18 will be available at Volvo’s Head Office, Volvo Bergegårds v’g, Göteborg, Sweden, beginning March 21, 2007 and will be sent on request to such shareholders who provide their address.

Right to participate in the Meeting

Participation in Volvo’s Annual General Meeting is limited to shareholders who are recorded in the share register on March 29, 2007 and who advise Volvo not later than 12.00 noon (Swedish local time) on March 29, 2007 of their intention to participate.

Share registration

Volvo’s share register is maintained by VPC AB (Swedish Central Security Depository). Only owner-registered shares are listed in the names of the shareholders in the share register. To be entitled to participate in the Annual General Meeting, owners of shares registered in the name of a trustee must have the shares registered in their own names. Shareholders who have trustee-registered shares should request the bank or broker holding the shares to request temporary owner-registration, so-called voting-right registration, several banking days prior to March 29, 2007. Trustees normally charge a fee for this.
Notice to Volvo
Notice of intention to participate in the Meeting may be given
  • by telephone to +46 20 39 14 50 or via Volvo’s switchboard +46 31 66 00 00
  • in writing to: AB Volvo (publ) Legal Department SE-405 08 Göteborg, Sweden
  • via Volvo’s website; www.volvo.se or www.volvo.com
  In providing such notice, the shareholder should state
  • name
  • personal registration number (where applicable)/corporate registration number
  • address and telephone number
  • name and personal registration number of the proxy, if any
  • name(s) of any accompanying assistant(s)
  • whether you wish to be served light refreshments

Shareholders who wish to participate in the Meeting, must submit notice prior to expiration of the notice period, not later than March 29, 2007, 12.00 noon (Swedish local time). If you wish to be accompanied by an assistant, notification to this effect must be provided as specified above.

Program for shareholders

1:30-2:15 p.m.	Light refreshments served
1:30 p.m.	Doors to Meeting hall open
3.00 p.m.	Annual General Meeting begins

This advertisement is also available at www.volvo.se and at www.volvo.com